Exhibit 17.1
Tony Mazzullo, President, CEO and Chairman of the Board,
1565 Jefferson Road Suite 120
Rochester, New York 14623
Dear Tony,
We differ on substantive issues with regard to governance and transparency, management compensation, the adequacy of the accounting function and the future strategic direction of the Company.
Accordingly, I hereby tender my resignation as a Director of Veramark effective immediately.
Specific reasons for my resignation are as follows:
Governance
Best practices are to separate the roles of Chairman of the Board and President. Concentrating the power of the two roles has resulted in limited meetings and constrained agendas. The Company would be better served with more than four regular board meetings and more robust agenda items. In my opinion, there has been inadequate flow of information both quantity and quality to the Board for it to carry-out its oversight function.
I think it would be wise to offer Board seats to our two largest stockholders so more consideration is given to creating shareholder value.
The fact that you don’t support my nomination to serve another term combined with the fact that your wishes carry-the-day speaks volumes with regard to governance at Veramark. I believe it is ambisinister for you to give such short notice to the Nominating Committee so that they cannot undertake an adequate search for a replacement ‘audit committee financial expert’.
Strategy
A one year plan, albeit labeled “strategic operating plan”, is not a strategy. The Company would be better served by presenting a multi-year financial strategy that would specify the actual strategy of the company and its financial ramifications. Without sufficient information to evaluate a strategy, I have concerns about the ramifications of increasing low margin consulting business over high variable margin software business and expanding into business processing outsourcing (BPO) without a business case.

With regard to Company owned life insurance, your preference is to retain the assets to fund future acquisitions and to provide assurance of being able to always meet payroll; it took a Board resolution to force you to explore the issue which you did half-heartedly. The market value of the company life insurance is sufficient to retire the pension obligation of those insured which would absolve the company of a significant cash drain in insurance premiums and improve operating results. The remaining pension liability could be swapped into unsecured debt further improving operating earnings and EBITDA.
Transparency
Management withheld information from the Board, despite advice from auditors, regarding the accounting implications of the SourceLoop acquisition, specifically telling the Board that it was a half stock and half debt deal when seemingly they knew it was an all debt deal. The auditors advised management to advise the Board or “face an ugly audit committee meeting”. The situation was compounded by management denial which was refuted by examination of emails with outside auditors. Trust is earned and once lost one must expect more pointed questions.
The objective of segment reporting, as set forth in ASC 280, is to provide information about the different types of business activities in which an enterprise engages ... to help users of financial statements: a) better understanding the enterprise’s performance, b) better assess its prospects for future net cash flows and c) make more informed judgments about the enterprise as a whole. After the acquisition, in my opinion the Company now has two business segments a software business and a consultancy practice. We have an incipient third business segment in BPO (business process outsourcing) which is probably immaterial at this point but bears consideration again next year. Segment reporting is particularly important for asset impairment testing.
Specifically, management is unable or unwilling to provide financial information by segments or product line.
Adequancy of the Accounting Function
Repeated mistakes in financials, no internal audit function, an inadequate antiquated accounting system, over reliance on ad hoc spreadsheets and top-side adjustments, combined with inadequate accounting staff. There is no plan to improve this area. My suggestions were ignored.
Executive Compensation
I think management acted in bad faith presenting a budget which showed a 50% reduction in earnings despite consideration of $2 million on an acquisition that promised a doubling of profits just 6 months earlier. This was compounded when management scoffed at the thought that they should be responsible or held accountable for an acquisition projection 6 months old. The annual plan should be decoupled from management compensation; I proposed a matrix based on NOPAT return on invested capital and growth.

My fellow Board members have indicated that all my questions were appropriate and insightful; you were the only one uncomfortable with the questions. My colleagues expressed shock to me at your decision to oppose my candidacy on the proxy. But clearly, their view is that we serve at your pleasure.
Sincerely,
Chris Dunstan
March 14, 2011